May 21, 2019

Roberto Da Cunha Castello Branco
Chief Executive Officer
Petroleo Brasileiro S.A. - Petrobras
Avenida Republica do Chile, 65
20031-912 - Rio de Janeiro - RJ, Brazil

       Re: Petroleo Brasileiro S.A. - Petrobras
           Registration Statement on Form F-3
           Filed May 9, 2019
           File No. 333-231302

Dear Mr. Branco:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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